Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q of Archer-Daniels-Midland Company (the "Company") for the quarterly period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. A. Andreas, Chairman and Chief Executive of the Company, certify that:

(i)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ G. A. Andreas
G. A. Andreas
Chairman and Chief Executive
February 13, 2003